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                               September 16, 2021

       John Naccarato
       General Counsel
       Algoma Steel Group Inc.
       105 West Street
       Sault Ste. Marie, Ontario
       P6A 7B4, Canada

                                                        Re: Algoma Steel Group
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed September 8,
2021
                                                            File No. 333-257732

       Dear Mr. Naccarato:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-4 filed September 8, 2021

       Certain Material U.S. Federal Income Tax Considerations, page 126

   1. We note your response to prior comment 3. Please clarify why you believe your current disclosure is not a
representation of the tax consequences of the merger. It is unclear why you believe the
disclosure must include only one tax outcome to be such a representation, rather than multiple,
alternative tax outcomes. Please note, in this regard, Section III.C.4 of Staff Legal Bulletin
No. 19, which discusses how to address opinions subject to
                                                        uncertainty, including
situations where, like here, as you state, there is a lack or absence of authority or
significant doubt about the tax consequences. Also, in light of the uncertainties noted
in your response and disclosure, it continues to appear tax
                                                        consequences of the
merger are so unusual or complex that investors would need to have
 John Naccarato
Algoma Steel Group Inc.
September 16, 2021
Page 2
      the benefit of an expert   s opinion to understand the tax consequences
in order to make an
      informed investment decision. Refer to the second bullet point Section III.A.2 of Staff
      Legal Bulleting No. 19. Therefore, please file the exhibit required by
Item 601(b)(8) of
      Regulation S-K.
       You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Perry Hindin at (202) 551-3444 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Naccarato
                                                           Division of
Corporation Finance
Comapany NameAlgoma Steel Group Inc.
                                                           Office of
Manufacturing
September 16, 2021 Page 2
cc:       Adam Givertz
FirstName LastName